1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD GOLDBERG

richard.goldberg@dechert.com +1 212 649 8740 Direct +1 212 698 0640 Fax

December 15, 2010

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561
Attention: John Dana Brown, Justin Dobbie

Re:	Greektown Superholdings, Inc.
Amendment No. 3 to Form S-4
Filed December 15, 2010
File No. 333-169476

Ladies and Gentlemen:

          Greektown Superholdings, Inc. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to Form S-4 (“Amendment No. 3 to Form S-4”), originally filed with the Commission on September 17, 2010. On behalf of the Company, we respond to the comments raised by the staff of the Commission (the “Staff”) in the letter dated November 19, 2010, from Justin Dobbie to George Boyer, Executive Chairman of the Board of the Company. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. To aid and supplement the Staff’s review, we are also providing supplementally marked copies of the revised version of Amendment No. 3 to Form S-4 filed today showing changes made from Amendment No. 2 to the Form S-4 filed on November 18, 2010. All page numbers in our responses refer to the Amendment No. 3 to Form S-4 filed today on EDGAR.

Signatures

1.

We note your response to our prior comment two. Please revise the signature page for each additional registrant to include signatures by persons in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer.

Response:

          The signature pages have been revised to include signatures by persons in the capacities requested.

Exhibit 5.1

Opinion of Dickinson Wright PLLC

2.	Please revise the second sentence of the second paragraph on the first page to clarify that you have only relied upon the Formation Documents for matters of fact.

Response:

          The opinion has been revised to incorporate this comment.

3.	Please revise paragraph (d) on the third page and paragraph (f) on the fourth page so that they do not pertain to the application of Michigan law on the Michigan guarantors.

Response:

          The opinion has been revised to incorporate this comment.

4.

Please delete the last sentence of the first full paragraph on page four, both sentences of the second full paragraph on page four, and the fourth to last paragraph on the last page. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the notes are not in a position to perform such an investigation or verification.

Response:

          The opinion has been revised to incorporate this comment.

5.	Please delete paragraph (e) and the last paragraph on the last page. Such limitations on reliance are not appropriate.

Response:

          The opinion has been revised to incorporate this comment.

6.

Please delete the last two sentences from the third to last paragraph on the last page as they limit the opinion to a date prior to effectiveness or confirm that you will re-file the opinion on the date of effectiveness.

Response:

          The opinion has been revised to incorporate this comment.

* * * * *

          If you have any questions, please feel free to contact the undersigned by telephone at 212.649.8740. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Richard A. Goldberg
Richard A. Goldberg
Partner

cc:	George Boyer Executive Chairman of the Board Greektown Superholdings, Inc. 555 East Lafayette Detroit, Michigan 48226